EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 455 Million in Dividends
from Bezeq in September 2013

Ramat-Gan, Israel, August 27, 2013 - B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that on August 27, 2013 shareholders at the General Meeting of its controlled subsidiary, Bezeq - The Israel Telecommunications Corp., Ltd. ("Bezeq"), approved the payment of a dividend of NIS 969 million to Bezeq's shareholders. The dividend, which is based on Bezeq’s dividend distribution policy, is expected to be paid on September 15, 2013 (the "payment date"). B Communications expects to receive approximately NIS 300 million (approximately US$ 83 million at current exchange rates) from this distribution.

On September 15, 2013, Bezeq will also distribute to Bezeq's shareholders the six and final NIS 500 million installment of the NIS 3 billion special dividend that was approved by its shareholders on January 24, 2011. B Communications expects to receive approximately NIS 155 million (approximately US$ 43 million at current exchange rates) as a special dividend on the payment date.

The two dividends B Communications expects to receive will amount to NIS 455 million (approximately US$ 126 million).